

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Gianni DelSignore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, Rhode Island 02840

> **Re: Pangaea Logistics Solutions Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-36798**

Dear Gianni DelSignore:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Energy & Transportation